
MAR - 1 2007
213
PROCESSING
SECTION


07005891

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MOLECULAR SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 PARK AVENUE, 34TH FLOOR

(No. and Street)

NEW YORK	**NY**	**10152**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEX LIPE **(212) 795-8500**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

750 THIRD AVENUE, 9TH FLOOR	**NEW YORK,**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 03 2007
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **ALEX LIPE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MOLECULAR SECURITIES INC.**, as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE**.

Signature

PRESIDENT
Title

2-27-7

Notary Public

GIUSEPPE S. FERRUCCI
Notary Public, State of New York
No. 01FE6105540
Qualified in Nassau County
Commission Expires Feb. 9, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Molecular Securities Inc.

Statement of Financial Condition

December 31, 2006

This report is filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document.

Contents

Independent Auditor's Report

To the Stockholder
Molecular Securities Inc.
New York, New York

We have audited the accompanying statement of financial condition of Molecular Securities Inc. (the "Company") as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Molecular Securities Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 23, 2007

Molecular Securities Inc.

Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 2,169,398
Furniture, equipment and leasehold improvements,	
less accumulated depreciation of $339,709	614,722
Other assets	131,314
	$ 2,915,434

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 119,887
Deferred tax liability	16,000
Deferred rent credit	43,070
	178,957
Stockholder's Equity:	
Common stock, par value of $.01, 100 shares authorized, issued and outstanding	1
Additional paid-in capital	494,571
Retained earnings	2,241,905
	2,736,477
	$ 2,915,434

See Notes to Statement of Financial Condition.

Molecular Securities Inc.

Notes to Statement of Financial Condition

Note 1. Organizational

Molecular Securities Inc. (the "Company") was incorporated on June 19, 2000. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company renders financial advisory services to selected clients with respect to merger and acquisition ("M & A") transactions.

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Note 2. Significant Accounting Policies

Cash and Cash Equivalents: Cash and cash equivalents include cash and money market accounts. At times cash balances may be in excess of federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Furniture, equipment and leasehold improvements: Depreciation of furniture and equipment is provided for by the straight-line method over the estimated useful life of the assets, ranging from three to seven years. Leasehold improvements are depreciated over the shorter of the term of the lease or their estimated useful lives.

Income Taxes: The Company, with the consent of its stockholder, has elected to be taxed as an S-Corporation under Internal Revenue Code Section 1362 (a). Under these provisions, the Company is not required to pay federal corporate income taxes, instead, the stockholder is liable for individual federal income taxes on the Company's taxable income. The Company continues to be taxed as a C Corporation in New York City, therefore, these statements include a provision for local corporate income taxes.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2006:

Furniture and equipment	$ 545,062
Leasehold improvements	209,670
Artwork	147,706
Automobile	51,993
	954,431
Less: Accumulated depreciation	(339,709)
	$ 614,722

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006 the Company had net capital and net capital requirements of $1,990,442 and $162,957, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 was 0.08 to 1.

Note 5. Concentration of Credit Risk

All of the Company's fee income for 2006 was derived from advisory services for three clients. At December 31, 2006 there are no amounts due from these clients.

Note 6. Commitments and Contingencies

Lease Commitment: The Company is obligated under a lease for office space through October 2009 which requires minimum annual rentals as follows:

2007	$ 325,066
2008	330,905
2009	275,754
	$ 931,725

Deferred rent credit included in the accompanying balance sheet results from rent expense being recorded on a straight-line basis over the lease term. A security deposit by letter of credit has been issued to the owner of the facility. Restricted cash of $128,120 is held by the Company's bank in commercial deposits which may be drawn against the letter of credit. The restricted cash is included in other assets.

Note 7. Defined Contribution Plan

The Company provides a 401(k) plan for all full-time employees with at least one-year of service.

END